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RECEIVED
2008 AUG 29 A 11:23

[redacted]

08004639

August 26, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Findings of Investigation by the In-House and Third-Party Investigative Committees on the Business Suspension Order against Belluna's Exhibition Sales Business and Disciplinary Actions dated August 26, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
SEP 03 2008
THOMSON REUTERS

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

9/2

August 26, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Findings of Investigation by the In-House and Third-Party Investigative Committees on the Business Suspension Order against Belluna's Exhibition Sales Business and Disciplinary Actions

On July 9, 2008, Belluna Co., Ltd. received from the Ministry of Economy, Trade and Industry an order to suspend part of its operations pertaining to the exhibition sales business ("the business suspension order") and a related instruction under the Act on Specified Commercial Transactions. In the wake of this event, Belluna established an in-house investigative committee and a third-party investigative committee for identifying the causes and for developing preventative measures.

The in-house investigative committee recently submitted an investigation report to the third-party committee. The committee verified and assessed the comprehensiveness, integrity and credibility of the report to draw up an investigation and opinion paper. Both documents were submitted to Belluna's Board of Directors. In response, Belluna adopted a resolution to approve the investigation report and the investigation and opinion paper at a meeting of the Board of Directors held on August 26, 2008. An outline of the investigation is as published below.

Given that no confirmed fact has so far been identified that will have a serious impact on projected earnings, Belluna is not announcing a revision to its earnings forecast.

Description

1. Summary of the investigation by the in-house investigative committee and by the third-party committee

In the wake of the business suspension order and the instructions of the Ministry of Economy, Trade and Industry on July 9, 2008, Belluna established an in-house investigative committee headed by the president and representative director as well as a third-party investigative committee consisting of four outside experts. The in-house committee worked during the period from July 10, 2008 to August 20, 2008 to examine the facts that resulted in the business suspension order and instruction, identify the causes, clarify responsibility and develop proposals on disciplinary actions against those involved, on the remediation of the problem and on preventive measures. The findings were compiled in the form of an investigation report and submitted to the third-party investigative committee. The third-party committee assessed the approach and findings of the internal probe performed by the in-house investigative committee and the proposed preventive measures in the respects of comprehensiveness, integrity and credibility from the objective standpoint of third parties. It acknowledged that the investigation and fact-finding process was carried out in a sincere, sufficient and appropriate manner

without any arbitrary factor and that the causes were aptly analyzed and identified on the basis of a multi-faceted and multi-tier examination. It developed its findings into an investigation and opinion paper and produced it to Belluna's Board of Directors.

2. Facts identified by the investigation

The Ministry of Economy, Trade and Industry issued the business suspension order and instruction for eight reasons: (1) failure to indicate purpose of solicitation, (2) breach of obligation to deliver application documents, (3) insufficient detail on contract documents, (4) misrepresentation of information, (5) soliciting customers in non-publicly accessible places, (6) nuisance solicitation, (7) conclusion of contracts based on impaired judgment and (8) acts of solicitation deemed inappropriate based on the level of knowledge, experience and wealth. The investigation has confirmed certain facts that correspond to all eight grounds for the administrative action.

3. Causes of the incident and preventive measures

The investigation report points out that the facts mentioned in 2, above, resulted from a deficiency of the statutory compliance system, a management structure that placed priority on sales, and insufficient control of the head office in addition to the peculiarity of the Karemu Business Division in comparison with other divisions.

On June 19, 2008, Belluna withdrew the exhibition sales business operated by the Karemu Business Division. Taking seriously the fact that its in-house investigative committee and the third-party investigative committee have found out that the order and the instruction resulted not only from the uniqueness of the Karemu Business Division but also from a deficiency in the company-wide internal control framework, Belluna has elected to institute the preventive measures listed below, in line with the proposals from the committees.

1) Establishment of a compliance committee
2) Establishment of an internal audit office (tentatively named)
3) Strengthening of the information gathering system
   (i) Active use of feedback from customers
   (ii) Process flow of sharing incident information
   (iii) A whistle-blowing system
   (iv) Periodical in-house interviews
4) Offering of compliance education and institutional enhancement
   (i) Compliance education
   (ii) Development of the information communication infrastructure
5) Revision to the personnel management policy
   (i) Periodical personnel rotation, recruitment and reassignment
   (ii) Revision to the evaluation system and introduction of evaluation on statutory compliance and customer satisfaction
   (iii) Revision to the disciplinary system

4. Outline of in-house disciplinary actions

In accordance with the proposal from the committees, Belluna has decided to execute disciplinary actions outlined as follows.

- Kiyoshi Yasuno, president and representative director, is subject to 100% salary reduction for three months.
- Takeo Shimano, managing director, is subject to 20% salary reduction for three months.
- Yukihiro Katabe, director responsible for the business in question, resigns as manager.

* Among other personnel that were involved at the time of the incident and who should accept responsibility, the head of the General Affairs Division, the head of the President's Office and the counselor for the Executive Corporate Planning Department are subject to a 10% salary reduction for three months, the head of the Customer Advice Office in the Karemu Business Division is subject to demotion and the general manager and manager of the Sales Department in the Karemu Business Division are subject to reprimand or admonishment.

5. Impacts on results

1) Impacts of the results in the exhibition sales business

Belluna withdrew this business in June 2008. As a result of the closure of operations, charges for early cancellation of office space and other costs totaling nearly 20 million yen are incurred but they are taken into account in the earnings forecast for the current fiscal year. Belluna gives refunds to customers of the business on request. The refund costs are expected to finally reach around 100 million yen. The employees who engaged in the operations have been reassigned to other businesses run by Belluna and its subsidiaries. As they remain under employment, no extraordinary expense for early retirement bonuses and suchlike is expected to arise at the moment.

2) Impacts of the results in businesses other than the exhibition sales operations

At the moment, no fact has been identified with the potential to have any direct and serious effect on the forecast earnings of the other businesses. Any facts that will affect earnings forecasts for the other businesses will be announced as soon as possible after they are identified.

Belluna once again apologizes to all of its customers, business partners, investors and other stakeholders for causing a great deal of trouble with regard to the business suspension order and instruction. Viewing this incident as a very serious matter and taking its social responsibility seriously again, Belluna will provide intensive compliance education, strengthen its internal auditing function and otherwise review its internal management structure in a comprehensive manner for the purposes of preventing the recurrence of any such incident and regaining social confidence.

- END -

END